February 5, 2024

BY EDGAR FILING

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Lauren Pierce, Staff Attorney or Jan Woo, Legal Branch Chief

Re: Registration Statement on Form S-1 (File No. 333-269346)

Dear Ms. Pierce:

Having been advised that there are no further comments regarding the above-referenced Registration Statement from the staff of the U.S. Securities and Exchange Commission (the “Commission”), the undersigned registrant hereby requests that the effectiveness of the above-referenced Registration Statement filed with the Commission on January 20, 2023, as amended, be accelerated so that it will be made effective at 9:30 a.m. Eastern Daylight Time on February 7, 2024, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act. Should you have any questions, please do not hesitate to call me at (305) 614-2222.

Sincerely,

MSP RECOVERY, INC.

/s/ Alexandra Plasencia

Name: Alexandra Plasencia

Title: General Counsel